UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G73268 107

(CUSIP Number)

Alexander Donnelly

Maven Investment Partners US Ltd

6 Bevis Marks

London, United Kingdom, EC3A 7BA

+44 20 3763 2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 05, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Maven Investment Partners US Ltd (“MIPUS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Ian Mark Toon (“Ian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Ivan Ivanov Koedjikov (“Ivan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bulgaria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Benjamin Nur Huda (“Ben”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

CUSIP No. G73268 107

1	NAME OF REPORTING PERSONS Nima Noorizadeh (“Nima”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

6,158,225 ordinary shares that are owned directly MIPUS. Ian Mark Toon (“Ian”), Ivan Ivanov Koedjikov (“Ivan”), Benjamin Nur Huda (“Ben”) and Nima Noorizadeh(“Nima”),the directors of MIPUS, may be deemed to have shared investment discretion and voting power in respect to these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,158,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%(1)
14.	TYPE OF REPORTING PERSON CO
(1)	Based on 135,674,355 ordinary shares issued and outstanding as of June 24, 2022 as reported in the anouncement of underwritten offering pricing filed by the Issuer in their press release on the 24th of June 2022 and the press release titled "Quotient Limited Announces Closing of Underwritten Offering of Ordinary Shares and Pre-Funded Warrants" on the 29th June 2022

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Maven investment partners US Ltd (“MIPUS”) on July 06,2022.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented with the following information:

(c)

Date	Action	Total Quantity	Price per share
27 June 2022	Sold	148,651	0.25753
28 June 2022	Sold	147,029	0.2509
29 June 2022	Sold	793,791	0.25021
30 June 2022	Sold	114,639	0.23877
01 July 2022	Sold	82,494	0.23872
05 July 2022	Sold	3,183,381	0.24929

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: JULY 6, 2022

MAVEN INVESTMENT PARTNERS US LTD

/s/ IAN MARK TOON
Name: IAN MARK TOON
Title: DIRECTOR

/s/ IAN MARK TOON
IAN MARK TOON

/s/ IVAN IVANOV KOEDJIKOV
IVAN IVANOV KOEDJIKOV

/s/ BENJAMIN NUR HUDA
BENJAMIN NUR HUDA

/s/ NIMA NOORIZADEH
NIMA NOORIZADEH